# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**




# FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

## REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Auditors
99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003

DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan

By: 

Joseph Deacon
Secretary, Plan Administrative Committee

# Audited Financial Statements
# and Supplemental Schedule

## DMIS, Inc. Nissan Maintenance Project
## Retirement & Savings Plan

*Years ended December 31, 2002 and 2001*
*with Report of Independent Auditors*

# DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan

## Index to Audited Financial Statements and Supplemental Schedule

# Report of Independent Auditors

The Administrative Committee
DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 23, 2003

# DMIS, Inc. Nissan Maintenance Project
# Retirement & Savings Plan

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | **2002** | 2001 |
| **Assets** | | |
| Investments, at fair value: | | |
| Investments in Master Trust Accounts | **$2,126,536** | $10,337,936 |
| Fluor Corporation common stock | **211,233** | 252,438 |
| Massey Energy Company common stock | **6,339** | 34,057 |
| Index funds | **114,623** | 131,795 |
| Mutual Fund Window | **22,555** | 71,430 |
| Bankers Trust Company Short Term Investment Fund | **27,040** | 62,537 |
| Loans to participants | **14,451** | 630,893 |
| Total investments | **2,522,777** | 11,521,086 |
| Receivables: | | |
| Contributions receivable | **—** | 953,232 |
| Accrued interest and dividends receivable | **822** | 72 |
| Total receivables | **822** | 953,304 |
| Total assets | **2,523,599** | 12,474,390 |
| **Liabilities** | | |
| Accrued expenses | **2,879** | 4,546 |
| Net assets available for benefits | **$2,520,720** | $12,469,844 |

*See accompanying notes.*

DMIS, Inc. Nissan Maintenance Project
Retirement & Savings Plan

## Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31, | |
|---|---|---|
| | **2002** | 2001 |
| **Additions (deductions) in net assets:** | | |
| Contributions: | | |
| Participants | **$ 208,876** | $ 463,947 |
| DMIS, Inc. | **516,723** | 953,232 |
| Rollover | **566** | 1,251 |
| Total contributions | **726,165** | 1,418,430 |
| Net investment loss: | | |
| Share in net investment loss of Master Trust Accounts | **(696,867)** | (508,231) |
| Interest and dividends | **36,657** | 56,165 |
| Net (depreciation) appreciation of: | | |
| Fluor Corporation common stock | **(42,250)** | 44,183 |
| Massey Energy Company common stock | **(16,406)** | 19,505 |
| Index funds | **(33,335)** | 9,048 |
| Mutual Fund Window | **(7,541)** | (6) |
| Net investment loss | **(759,742)** | (379,336) |
| Benefits, terminations and withdrawals | **(9,772,737)** | (853,789) |
| Administrative expenses | **(62,493)** | (35,139) |
| Asset transfers to other plans | **(80,317)** | (685,476) |
| Decrease in net assets available for benefits | **(9,949,124)** | (535,310) |
| Net assets available for benefits: | | |
| Beginning of year | **12,469,844** | 13,005,154 |
| End of year | **$ 2,520,720** | $12,469,844 |

*See accompanying notes.*

DMIS, Inc. Nissan Maintenance Project
Retirement & Savings Plan

Notes to Financial Statements

December 31, 2002

## 1. Description of the Plan

DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan (the Plan) (formerly known as Daniel International Corporation Maintenance Benefit Plan for Nissan Maintenance Project) is a defined contribution plan sponsored by DMIS, Inc. (the Company), a wholly-owned subsidiary of Fluor Corporation (Fluor), that succeeded Daniel International Corporation, a wholly-owned subsidiary of Fluor, covering certain hourly employees at the Nissan Maintenance Project (the Project). The Plan provides that additional coverage may be extended to hourly employees at other projects. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 31, 2002, Fluor Corporation ended its contract with Nissan. Due to the termination of the contract, the Plan no longer has any active employees. Fluor has vested all eligible participants in accordance with ERISA rules. Fluor continued to administer the Plan per the plan document through December 31, 2002, but merged the Plan assets with another Fluor qualified plan on January 1, 2003.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### Contributions and Eligibility

Employees are immediately eligible to participate in the Plan. Participants may elect to contribute up to 16% of their compensation, as defined, however, the maximum contribution percentage decreases for highly compensated employees.

Participants may change their contribution percentages; such contribution percentage changes shall become effective as of the first payroll period following receipt of the change request by the recordkeeper.

Annual employer contributions to the Plan are at the discretion of the Company. Contributions may not exceed 25% of participants' eligible compensation or $30,000, as defined; however, there is no minimum contribution required. Employer contributions are designated to the participant selected funds. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant. For the years ended December 31, 2002 and 2001, the Company contributed 4.5% of participants' eligible compensation.

## 1. Description of the Plan (continued)

### Contributions and Eligibility (continued)

All plan participants who accumulate more than 500 hours of service within a plan year (except for participants who are hired and terminated during the year) shall receive an allocation of any employer annual contribution and of any reallocated forfeitures.

### Vesting and Forfeitures

Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer contributions 20% after three years of service and at the rate of 20% for each additional year of service thereafter. Under the Plan, a year of service is defined as a year with 1,000 or more working hours. In the event a participant becomes totally and permanently disabled, as defined by the Plan, retires or dies, such participant will become 100% vested in employer contributions. The unvested portion of terminated participants' balances (forfeitures) will be allocated to the remaining participants if the terminated participants are not rehired within five years. For the years ended December 31, 2002 and 2001, forfeitures of $1,030,000 and $259,000, respectively, were reallocated to remaining participants. As of December 31, 2002, there were no unallocated forfeitures. As of December 31, 2001, unallocated forfeitures aggregated $1,052,000.

### Income Tax Status

The Internal Revenue Service has issued a determination letter dated October 4, 2002, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

### Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

**1. Description of the Plan (continued)**

**Investments (continued)**

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

- Global Tactical Allocation Account (terminated April 2001) – Invested primarily in commingled pension investment funds and commingled short-term investment funds and corporate equity securities of U.S. and foreign corporations, obligations issued or guaranteed by the federal government state, local or foreign government, domestic and foreign corporate bonds and debentures and foreign currency exchange contracts.

**1. Description of the Plan (continued)**

**Investments (continued)**

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments are held in trust by the Trustee and consist of an allocated portion of the following: Master Trust Accounts; Fluor common stock; Massey Energy Company (Massey Energy) common stock; index funds including Lehman Aggregate Index, S&P 500 Index, EAFE Index, and Russell 2000 Index; the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Term Bond Fund; U.S. Equity Fund; Short Term Bond Fund; Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Fund Moderate; Balanced Fund Growth; Balanced Fund Conservative; Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund; Russell 2000 Index Fund; and the Mutual Fund Window.

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account and the Global Tactical Allocation Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account and the Global Tactical Allocation Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund invests in Massey Energy common stock. The Lehman Aggregate Index Fund invests in Deutsche Bank's Lehman Aggregate Index Fund. The S&P 500 Index Fund invests in Deutsche Bank's S&P 500 Index Fund. The EAFE Index Fund invests in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund invests in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

## 1. Description of the Plan (continued)

### Investments (continued)

An individual account is maintained for each participant in each designated Fund; through July 31, 2001, each account was adjusted monthly for contributions and net investment income or loss allocated to the individual participants in each Fund. Beginning August 1, 2001, each account is adjusted daily. As of the beginning of each month, through July 31, 2001, participants could transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund. Beginning August 1, 2001, participants are allowed to make transfers on a daily basis.

### Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Upon retirement, as defined, death or total and permanent disability prior to retirement or upon reaching age 59-1/2, participants may elect to receive a distribution of all or part of the balance in their accounts in a lump-sum or in the form of a deferred payout over a period not to exceed ten years. Participants in the Fluor Common Stock Fund or the Massey Energy Common Stock Fund may request Fluor or Massey Energy common shares, respectively, valued at current market value in lieu of or in combination with cash. Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or part of their vested account balance at any time. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate employment with the Company may leave the balance in their account invested in the Plan until age 70-1/2.

The Plan allows participants to borrow up to one-half of their vested account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

### Other Provisions

Participants may contribute funds into the Plan which were received from a previous employer's qualified retirement plan (rollover contribution).

## 2. Summary of Significant Accounting Policies

### Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Through July 31, 2001, net investment income (loss) of Master Trust Accounts was allocated monthly to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month. Effective August 1, 2001, net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

**2. Summary of Significant Accounting Policies (continued)**

**Contributions**

Participant contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants. Month-end contributions are pre-funded based on estimated contribution levels resulting in residual contribution receivable and/or payable balances at month end.

Employer contributions are recorded at the end of the plan year and are at the discretion of the Company.

**Earnings Allocation**

Through July 31, 2001, net investment income (loss) of each Fund was allocated monthly to the individual participants' accounts based on a weighted average of each participant's balance to the total of all participants' balances during the month. Effective August 1, 2001, net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

**Benefit Payments**

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. There are no amounts included in net assets available for benefits that are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2002 and December 31, 2001.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**3. Administration of the Plan**

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2002.

The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

Fluor charged the Plan for certain administrative expenses aggregating $36,000 and $47,000 for the years ended December 31, 2002 and 2001, respectively.

## 4. Master Trust Accounts

### Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2002 and 2001 are summarized as follows:

| *(In thousands)* | **2002** | 2001 |
|---|---|---|
| **Intermediate Term Bond Account** | | |
| Government securities | **$174,113** | $145,382 |
| Bonds and notes | **174,014** | 149,411 |
| Commingled pension investment funds | **55,568** | 25,018 |
| Commingled short-term investment funds | **39,737** | 68,111 |
| Securities lending collateral - cash | **20,493** | 40,785 |
| Investment income receivable, net | **3,035** | 2,917 |
| Corporate equity securities | **450** | 1,574 |
| Cash and foreign currency | **445** | 723 |
| Obligation to return collateral | **(20,493)** | (40,785) |
| Due (to) from brokers for securities (purchased) sold, net | **(73,887)** | 4,278 |
| | **$373,475** | $397,414 |
| **U.S. Equity Account** | | |
| Corporate equity securities | **$459,504** | $567,854 |
| Commingled pension investment funds | **49,858** | 106,574 |
| Securities lending collateral - cash | **14,984** | 28,968 |
| Commingled short-term investment funds | **11,215** | 15,406 |
| Investment income receivable, net | **538** | 503 |
| Government securities | **99** | 100 |
| Due to brokers for securities purchased, net | **(1,308)** | (4,063) |
| Obligation to return collateral | **(14,984)** | (28,968) |
| | **$519,906** | $686,374 |

**4. Master Trust Accounts (continued)**

**Assets (continued)**

| *(In thousands)* | **2002** | 2001 |
|---|---|---|
| **Short Term Bond Account** | | |
| Government securities | **$131,126** | $ 122,254 |
| Securities lending collateral - cash | **114,994** | 62,306 |
| Bonds and notes | **62,139** | 97,768 |
| Commingled pension investment funds | **10,215** | 11,519 |
| Commingled short-term investment funds | **8,139** | 2,988 |
| Guaranteed investment contracts | **6,765** | 8,864 |
| Foreign currency and cash | — | 2,382 |
| Investment income receivable, net | **1,878** | 1,683 |
| Due to brokers for securities purchased, net | **(4,297)** | (29,119) |
| Obligation to return collateral | **(114,994)** | (62,306) |
| | **$215,965** | $ 218,339 |
| **Alternative Investments Account** | | |
| Interests in limited partnerships | **$ 38,096** | $ 49,857 |
| Commingled pension investment funds | **5,720** | 8,387 |
| Commingled short-term investment funds | **638** | 484 |
| Due from brokers for securities sold, net | **97** | 85 |
| Mortgage notes secured by real estate | **89** | 89 |
| Cash | **19** | 19 |
| Investment income receivable, net | **1** | — |
| | **$ 44,660** | $ 58,921 |
| **Non-U.S. Equity Account** | | |
| Corporate equity securities | **$ 81,848** | $ 101,558 |
| Commingled pension investment funds | **71,158** | 67,015 |
| Securities lending collateral - cash | **17,789** | 27,886 |
| Commingled short-term investment funds | **1,525** | 2,379 |
| Investment income receivable | **190** | 238 |
| Foreign currency and cash | **79** | 46 |
| Foreign currency exchange contracts | **(1)** | (1) |
| Due to brokers for securities purchased, net | **(411)** | (486) |
| Obligation to return collateral | **(17,789)** | (27,886) |
| | **$154,388** | $ 170,749 |

**4. Master Trust Accounts (continued)**

**Assets (continued)**

| *(In thousands)* | **2002** | 2001 |
|---|---|---|
| **Small Cap U.S. Equity Account** | | |
| Corporate equity securities | **$ 55,412** | $ 72,943 |
| Commingled pension investment funds | **54,047** | 62,808 |
| Securities lending collateral - cash | **15,001** | 20,145 |
| Commingled short-term investment funds | **2,385** | 2,069 |
| Due from (to) brokers for securities sold (purchased), net | **256** | (635) |
| Investment income receivable | **24** | 58 |
| Bonds and notes | **3** | — |
| Obligation to return collateral | **(15,001)** | (20,145) |
| | **$112,127** | $137,243 |
| **Money Market Account** | | |
| Commingled short-term investment funds | **$254,804** | $187,638 |
| Interest receivable | **296** | 372 |
| Due to brokers for securities purchased, net | **(5)** | (4) |
| | **$255,095** | $188,006 |

## 4. Master Trust Accounts (continued)

### Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account, Short Term Bond Account, Non-U.S. Equity Account, and Global Tactical Allocation Account (the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts) are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond, Short Term Bond, Non-U.S. Equity and Global Tactical Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2002 and 2001 (in thousands of U.S. dollars):

| | Notional Amount | Fair value |
|---|---|---|
| **Non-U.S. Equity Account** | | |
| **2002** | | |
| Contracts to sell foreign currencies | **$ 134** | **$ (1)** |
| Contracts to purchase foreign currencies | **359** | — |
| **2001** | | |
| Contracts to sell foreign currencies | 317 | (1) |
| Contracts to purchase foreign currencies | 194 | — |

## 4. Master Trust Accounts (continued)

### Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2002 aggregated $211,000 and $24,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2002, the average notional amounts of foreign currency purchase and sale forward contracts were $2,362,000 and $2,411,000, and $1,077,000 and $1,085,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2001 aggregated $352,000, $17,000, $953,000, and $1,269,000 for the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2001, the average notional amounts of foreign currency purchase and sale forward contracts were $24,394,000 and $24,365,000, $746,000 and $422,000, and $17,960,000 and $18,327,000 for the Intermediate Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2002 and 2001. The aggregate percentage of security values that may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 2002 and 2001, the fair value of securities loaned by the Master Trust approximated $178,957,000 and $175,868,000, respectively, and the fair value of cash collateral held by the Master Trust approximated $183,262,000 and $180,090,000, respectively. Net fees aggregating $562,000 and $705,000 were earned under the lending agreement during the years ended December 31, 2002 and 2001, respectively.

## 4. Master Trust Accounts (continued)

**Assets (continued)**

At December 31, 2002 and 2001, the Plan held the following undivided percentage interests in the Master Trust Accounts:

| | **2002** | 2001 |
|---|---|---|
| **Intermediate Term Bond Account** | **0.13%** | 0.79% |
| **U.S. Equity Account** | **0.12** | 0.54 |
| **Short Term Bond Account** | **0.04** | 0.23 |
| **Alternative Investments Account** | **0.12** | 0.78 |
| **Non-U.S. Equity Account** | **0.13** | 0.67 |
| **Small Cap U.S. Equity Account** | **0.11** | 0.55 |
| **Money Market Account** | **0.21** | 0.33 |

## 4. Master Trust Accounts (continued)

### Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2002 and 2001 is summarized as follows:

| *(In thousands)* | **2002** | 2001 |
|---|---|---|
| **Intermediate Term Bond Account** | | |
| Interest | **$ 15,535** | $ 23,324 |
| Net appreciation including foreign currency translation and transaction gains and losses | **12,284** | 4,002 |
| Dividends | **474** | 335 |
| Other income | **129** | 192 |
| Investment management and administrative expenses | **(1,763)** | (1,477) |
| Net investment income | **$ 26,659** | $ 26,376 |
| **U.S. Equity Account** | | |
| Dividends | **$ 7,511** | $ 8,609 |
| Interest | **277** | 610 |
| Other income | **81** | 189 |
| Investment management and administrative expenses | **(2,967)** | (3,333) |
| Net depreciation | **(169,226)** | (103,599) |
| Net investment loss | **$(164,324)** | $ (97,524) |
| **Short Term Bond Account** | | |
| Interest | **$ 9,528** | $ 11,664 |
| Net appreciation | **4,019** | 5,729 |
| Other income | **202** | 161 |
| Investment management and administrative expenses | **(456)** | (513) |
| Net investment income | **$ 13,293** | $ 17,041 |
| **Alternative Investments Account** | | |
| Real estate and limited partnerships | **$ 1,057** | $ 431 |
| Interest | **44** | 129 |
| Investment management and administrative expenses | **(203)** | (173) |
| Net depreciation | **(8,157)** | (4,376) |
| Net investment loss | **$ (7,259)** | $ (3,989) |

## 4. Master Trust Accounts (continued)

### Income (continued)

| *(In thousands)* | 2002 | 2001 |
|---|---|---|
| **Non-U.S. Equity Account** | | |
| Dividends | **$ 2,103** | $ 1,332 |
| Other income | **100** | 48 |
| Interest | **63** | 279 |
| Investment management and administrative expenses | **(1,501)** | (1,394) |
| Net depreciation including foreign currency translation and transaction gains and losses | **(24,114)** | (37,734) |
| Net investment loss | **$(23,349)** | $ (37,469) |
| **Small Cap U.S. Equity Account** | | |
| Dividends | **$ 453** | $ 1,098 |
| Interest | **52** | 201 |
| Other income | **51** | 115 |
| Investment management and administrative expenses | **(697)** | (930) |
| Net depreciation | **(33,043)** | (1,945) |
| Net investment loss | **$(33,184)** | $ (1,461) |
| **Money Market Account** | | |
| Interest | **$ 4,169** | $ 6,608 |
| Investment management and administrative expenses | **(26)** | (14) |
| Net investment income | **$ 4,143** | $ 6,594 |
| **Global Tactical Allocation Account** | | |
| Interest | **$ —** | $ 163 |
| Other income | **—** | 3 |
| Net depreciation | **—** | (3,419) |
| Net investment loss | **$ —** | $ (3,253) |

## 4. Master Trust Accounts (continued)

### Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2002 and 2001 is as follows:

| | **2002** | 2001 |
|---|---|---|
| **Intermediate Term Bond Account** | **0.46%** | 0.77% |
| **U.S. Equity Account** | **0.40** | 0.48 |
| **Short Term Bond Account** | **0.12** | 0.14 |
| **Alternative Investments Account** | **0.38** | 0.70 |
| **Non-U.S. Equity Account** | **0.38** | 0.61 |
| **Small Cap U.S. Equity Account** | **0.33** | 1.63 |
| **Money Market Account** | **0.70** | 0.36 |
| **Global Tactical Allocation Account** | — | 0.04 |

## 4. Master Trust Accounts (continued)

### Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2002 and 2001 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

| | Intermediate Term Bond Account | U.S. Equity Account | Short Term Bond Account | Alternative Investments Account | Non-U.S. Equity Account | Small Cap U.S. Equity Account |
|---|---|---|---|---|---|---|
| | *(In thousands)* | | | | | |
| **2002** | | | | | | |
| Investments at fair value as determined by quoted market price: | | | | | | |
| Government securities | **$12,488** | **$ —** | **$2,691** | **$ —** | **$ —** | **$ —** |
| Corporate equity securities | **(96)** | **(150,468)** | **—** | **—** | **(21,490)** | **(15,746)** |
| Foreign currency forward contracts | **(211)** | **—** | **—** | **—** | **(24)** | **—** |
| Bonds and notes | **(3,489)** | **—** | **1,032** | **—** | **—** | **3** |
| Investments at estimated fair value: | | | | | | |
| Commingled pension investment funds | **3,592** | **(18,758)** | **296** | **(1,721)** | **(2,600)** | **(17,300)** |
| Interests in limited partnerships | **—** | **—** | **—** | **(6,436)** | **—** | **—** |
| Total | **$12,284** | **$(169,226)** | **$4,019** | **$(8,157)** | **$(24,114)** | **$(33,043)** |

## 4. Master Trust Accounts (continued)

### Income (continued)

| | Intermediate Term Bond Account | U.S. Equity Account | Short Term Bond Account | Alternative Investments Account | Non-U.S. Equity Account | Small Cap U.S. Equity Account | Global Tactical Allocation Account |
|---|---|---|---|---|---|---|---|
| | | | | *(In thousands)* | | | |
| 2001 | | | | | | | |
| Investments at fair value as determined by quoted market price: | | | | | | | |
| Government securities | $ 2,481 | $ — | $3,139 | $ — | $ — | $ — | $ 13 |
| Corporate equity securities | 152 | (86,867) | — | — | (18,637) | (4,473) | — |
| Foreign currency forward contracts | (352) | — | (17) | — | (953) | — | (1,269) |
| Bonds and notes | (2,228) | — | 2,534 | — | — | — | — |
| Investments at estimated fair value: | | | | | | | |
| Commingled pension investment funds | 3,949 | (16,732) | 73 | (2,294) | (18,144) | 2,528 | (2,163) |
| Investment properties | — | — | — | 92 | — | — | — |
| Interests in limited partnerships | — | — | — | (2,174) | — | — | — |
| Total | $ 4,002 | $(103,599) | $5,729 | $(4,376) | $(37,734) | $(1,945) | $(3,419) |

**5. Fluor Common Stock**

Investments in Fluor common stock at December 31, 2002 and 2001 are summarized as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of shares | Fair value | Number of shares | Fair value |
| Fluor Common Stock Fund | **7,568** | **$211,233** | 6,750 | $252,438 |

**6. Massey Energy Common Stock**

Investments in Massey Energy common stock at December 31, 2002 and 2001 are summarized as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of shares | Fair value | Number of shares | Fair value |
| Massey Energy Common Stock Fund | **653** | **$6,339** | 1,643 | $34,057 |

**7. Differences Between Financial Statements and Form 5500:**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2002:

| | December 31, 2002 |
|---|---|
| Net assets available for benefits per the financial statements | $2,520,720 |
| Amounts merged into another Fluor qualified plan | (2,520,720) |
| Net assets available for benefits per the Form 5500 | $ — |

**7. Differences Between Financial Statements and Form 5500: (continued)**

The 2002 Form 5500 is a final return and reflects the asset transfer on January 1, 2003 due to the merger of the Plan into another Fluor qualified plan.

# Supplemental Schedule

Schedule I

DMIS, Inc Nissan Maintenance Project
Retirement & Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

| Identity of Issue | Description of Asset | Cost | Current Value |
|---|---|---|---|
| Loans to Participants | Interest rates ranging from 4.25% to 9.50% | $ — | $ 14,451 |

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-63860) pertaining to the DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan of our report dated June 23, 2003, with respect to the financial statements and schedule of the DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Irvine, California
June 23, 2003

Exhibit 99.1

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, H. Steven Gilbert, Chair of the Plan Administrative Committee, hereby certify for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



H. Steven Gilbert
Chair, Plan Administrative Committee

*A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.*

Exhibit 99.2

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the DMIS, Inc. Nissan Maintenance Project Retirement & Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, D. Michael Steuert, hereby certify, in my capacity as an officer of Fluor Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



D. Michael Steuert
Chief Financial Officer

*A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.*

## EXHIBIT INDEX

| Exhibit | Description |
| --- | --- |
| 23.1 | Consent of Independent Auditors |
| 99.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |